Mail Stop 4561

September 26, 2007

David Brunton
Chief Financial Officer
Neonode Inc.
Biblioteksgatan 11
S111 46 Stockholm, Sweden

>   **Re: Neonode Inc.**
>   **Form 8-K/A Filed on September 18, 2007**
>   **File No. 0-08419**

Dear Mr. Brunton,

    We have reviewed the above referenced filing and have the following comment.

Form 8-K/A Filed on September 18, 2007

1.   It is our understanding that following the dismissal of BDO Seidman, LLP on
      September 13, 2007, it was your intent to engage Öhrlings
      PricewaterhouseCoopers AB. When you have engaged a new accountant, please
      report the engagement in a Form 8-K and comply with the requirements of Item
      304 (a)(2) of Regulation S-K.

      As appropriate, please amend your filing and respond to this comment within five
business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and response to our comment.

      If you have any questions regarding this comment, please direct them to Tamara
Tangen, Senior Staff Accountant, at (202) 551-3443 or the undersigned at (202) 551-
3730.

                              Sincerely,

                              Stephen G. Krikorian
                              Accounting Branch Chief